November 6, 2023

Mr. Jimmy McNamara

Mr. Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scilex Holding Company

Registration Statement on Form S-1

File No. 333-275117

Filed October 20, 2023

CIK No. 0001820190

Dear Mr. McNamara and Mr. Drory:

On behalf of our client, Scilex Holding Company, a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated November 3, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1 filed on October 20, 2023 (File No. 333-275117) (the “Registration Statement”).

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed October 20, 2023

Cover Page

1.

In relation to the 13,000,000 shares of common stock issuable upon exercise of the warrants issued to Oramed Pharmaceuticals Inc. in the September 21, 2023, private placement, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that these shares and warrants were issued pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act, and it appears that the warrants may be exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 139.08, 239.15, and 103.04.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on the cover page of the prospectus and at pages iv and 15 to remove the primary issuance of the 13,000,000 shares of Common Stock issuable upon exercise of the Penny Warrants issued in the September 21, 2023 private placement.

November 6, 2023

Recent Developments

September 2023 Preliminary Unaudited Financial Results, page 4

2.

We note your disclosure of preliminary sales amounts for the period ending September 30, 2023. It appears this disclosure in isolation may provide an incomplete picture of your financial results. Please provide context for the preliminary results by also disclosing net loss estimates or other line items for the same period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 at pages 4 and 105 to remove the September 2023 preliminary unaudited financial results.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Elizabeth A. Razzano

Paul Hastings LLP

cc:	Jaisim Shah, Scilex Holding Company

Jeffrey T. Hartlin, Paul Hastings LLP